Filed Pursuant to Rule 433

Registration Statement No. 333-156218

January 12, 2009

The Export-Import Bank of Korea

US$2,000,000,000 8.125% Notes due 2014 (the “Notes”)

Final Term Sheet

Issuer	The Export-Import Bank of Korea

Issue currency	U.S. Dollar ($)

Issue size	US$2,000,000,000

Maturity Date	January 21, 2014

Settlement date	On or about January 20, 2009, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	8.125% per annum (payable semi-annually)

Interest Payment Dates	January 21 and July 21 of each year, commencing on July 21, 2009. Interest on the Notes will accrue from January 20, 2009. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined in the prospectus), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay.

Public Offering Price	99.624%

Gross Proceeds	US$1,992,480,000

Underwriting Discounts	0.5%

Net Proceeds (after deducting underwriting discounts but not estimated expenses)	US$1,982,480,000

Denominations	US$100k/1k

Day count	30/360

CUSIP	302154AT6

ISIN	US302154AT68

Format	The Notes will be registered with the U.S. Securities and Exchange Commission

Listing	Application has been made to list the Notes on the Singapore Exchange Securities Trading Limited

Governing Law	New York

Joint Bookrunners	Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Royal Bank of Scotland plc

Fiscal Agent	The Bank of New York Mellon (formerly known as The Bank of New York)

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

The most recent prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/873463/000119312509004386/d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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